CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

15th December 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

The Standard Thursday, December 15, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Major Transaction: Purchase of 12 Boeing 777-300ER Aircraft
and
Resumption of Trading

CPAS has entered into the Purchase Agreement with Boeing, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing.

Swire and CITIC, which together own approximately 71.75% of the issued share capital of the Company, have approved the Transaction. Swire and CITIC do not have any interest in the Transaction other than as shareholders of the Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules. A circular containing the information required under the Listing Rules will be dispatched to shareholders as soon as practicable.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 2:30 p.m. on 14th December 2005 pending the release of this announcement. The Company has applied to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 15th December 2005.

Background

Reference is made to the Company's announcement dated 1st December 2005 on the Company's acceptance of Boeing's proposal for the Transaction.

On 14th December 2005, CPAS and Boeing entered into the Purchase Agreement, pursuant to which CPAS has agreed to purchase the Boeing Aircraft from Boeing.

The particulars of the Transaction are summarised as follows:

Agreement: Purchase Agreement dated 14th December 2005

Parties: (i) CPAS
(ii) Boeing

Aircraft to be acquired

Boeing Aircraft, i.e. 12 Boeing 777-300ER aircraft.

Consideration

According to the information provided to the Company and CPAS by Boeing, the catalogue price of the Boeing Aircraft in aggregate is approximately US$2,850 million. The aggregate consideration payable for the Boeing Aircraft, which is determined after arm's length negotiations between the parties, is lower than such catalogue price.

Payment and delivery terms

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be

Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

General

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

The Company has received written approval for the Transaction from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,566,233,246 shares (46.33%) and 859,353,462 shares (25.42%) respectively of the issued share capital of the Company. Swire and CITIC are connected persons of each other. Each of Swire and CITIC and their associates does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14.44 of the Listing Rules. A circular containing the information required under the Listing Rules in relation to the Transaction will be dispatched to shareholders as soon as practicable.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: David Turnbull (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler; Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin; and Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Suspension and Resumption of Trading

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 2:30 p.m. on 14th December 2005 pending the release of this announcement. The Company has applied to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 15th December 2005.

Definitions

"Boeing Aircraft"	12 Boeing 777-300ER aircraft to be purchased by CPAS pursuant to the Purchase Agreement.
"Purchase Agreement"	The aircraft purchase agreement dated 14th December 2005 pursuant to which CPAS has agreed to purchase and Boeing has agreed to sell the Boeing Aircraft.
"Boeing"	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"CITIC"	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"CPAS"	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
"Directors"	The directors of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"Transaction"	The acquisition by CPAS of the Boeing Aircraft pursuant to the Purchase Agreement.

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary
Hong Kong, 14th December 2005

SWIRE

CATHAY PACIFIC

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

12th December 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

The Standard Monday, December 12, 2005

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0293)

Extraordinary General Meeting held on 9th December 2005 – Poll Results

Reference is made to the Company's announcement dated 10th November 2005 and circular to shareholders dated 22nd November 2005 (the "Circular") regarding the Agreements entered into by the Company with HAECO and TAECO respectively on 10th November 2005, the Transactions and the Annual Caps in respect of the provision of maintenance and related services by HAECO and TAECO to the Company's aircraft fleet. Terms defined in the Circular have the same meanings when used in this announcement.

Following are the poll results in respect of the resolution proposed at the EGM of Cathay Pacific Airways Limited held on 9th December 2005:

Ordinary Resolution		No. of Votes (%)	
		For	Against
1.	To approve the entering into of the Agreements, the Transactions and the Annual Caps.	877,041,947 (100%)	0 (0%)

As more than 50% of the votes were cast in favour of resolution no. 1, the resolution was passed as an ordinary resolution.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against the resolution at the EGM: 1,814,399,102 shares. Every member present in person or by proxy has one vote for every share of which he is the holder.

(2) As stated in the Circular, Swire, which owned 1,566,233,246 shares (46.33%) in the issued share capital of the Company as at the date of the EGM, and its associates (as defined in the Listing Rules) have abstained from voting at the EGM.

(3) The total number of shares entitling the holder to attend and vote only against the resolution at the EGM, excluding the shares held by Swire and its associates, was nil.

(4) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the EGM.

(5) The Directors of the Company as at the date of this announcement are:

Executive Directors: David Turnbull (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin; and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of

Cathay Pacific Airways Limited
Margaret Yu
Company Secretary

Hong Kong, 9th December 2005

SWIRE

CATHAY PACIFIC